Filed by Regeneration Technologies, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Tutogen Medical Inc.
Commission File No.: 001-16069

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Regeneration Technologies’ anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Regeneration Technologies’ agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Regeneration Technologies’ public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Regeneration Technologies’ website at www.rtix.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is the presentation for the Stephens, Inc, fall investment conference on November 14, 2007.

POWERING FORWARD

Regeneration®

Technologies, Inc.

Stephens Fall Investment Conference

Brian K. Hutchison

Chairman, President and CEO

FORWARD LOOKING STATEMENT

Regeneration®

Technologies, Inc.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. The forward-looking statements contained in this document are subject to certain risks and uncertainties, such as our ability to maintain our existing strategic relationships, rapid technological changes, intense competition, negative publicity concerning our industry and/or significantly greater regulation by the FDA. Actual results could differ materially from current expectations.

The information contained herein is not a prospectus and does not constitute an offer to sell nor a solicitation of an offer to buy any security.

MORE INFORMATION

Regeneration®

Technologies, Inc.

Tutogen

Tutogen Medical, Inc.

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.

Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

MERGER ANNOUNCEMENT

Regeneration®

Technologies, Inc.

On November 13, 2007, Regeneration Technologies, Inc. and Tutogen Medical, Inc. announced a merger to create the leading provider of sterile biologic solutions for patients around the world, reaching a broad range of markets and medical specialties with a diversified mix of implants through established distribution channels.

ABOUT THE TRANSACTION

Regeneration®

Technologies, Inc.

Terms of the deal:

• Tax-free, stock-for-stock exchange

• Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own

• Expect to close in Q1 2008, subject to regulatory and other customary conditions

Pro forma ownership of the combined company*:

• ~ 55% RTI shareholders

• ~ 45% TTG shareholders

*Ownership of the company on a diluted basis

• 56 million shares outstanding

COMBINED LEADERSHIP

Regeneration®

Technologies, Inc.

Executive Leadership:

• Brian Hutchison, Chairman and CEO

• Guy Mayer, President

– focused on international activities and sales and marketing

• Tom Rose, VP, CFO and Secretary

• Bob Johnston, VP Finance

Board of Directors:

• Total of 12 directors

– Seven directors from RTI board, including Hutchison

– Five members of Tutogen board, including Mayer

IMPLANT SEGMENTS

Regeneration®

Technologies, Inc.

Other 26%

Int’l 6%

Sports Med 25%

Spine 43%

Other 14%

Spine 10%

Dent. 48%

Int’l 28%

Int’l 14%

BGS 10%

Surgical Spec 5%

Other 6%

Dental 17%

Spine 32%

Sports Med 16%

RTI

Tutogen

Combined Company

COMBINED IMPLANT SEGMENTS

Regeneration®

Technologies, Inc.

RTI

Tutogen

Combined

Spine

Sports Medicine

Bone Graft Substitutes

General Orthopedic

Other

Dental

Urology

Hernia

Ophthalmology

Breast Reconstruction

ENT

International

KEY DISTRIBUTORS

Regeneration®

Technologies, Inc.

Other 34%

Int’l 6%

MSD 60%

Other 14%

ZMH 58%

Int’l 28%

ZMH 22%

Int’l 14%

Other 27%

MSD 37%

RTI

Tutogen

Combined Company

WHO WE ARE

Regeneration®

Technologies, Inc.

Began operations in 1998 – University of Florida technology transfer

Leading provider of biologic tissue repair implants for the orthopedic industry

Our portfolio of products serves all orthopedic applications

Two-tier technology platform in orthobiologicals:

Allograft – donor tissue

Xenograft – bovine based tissue

Extensive tissue recovery program – currently #2 in donor recoveries

Access to largest xenograft (bovine) tissue source with exclusivity

BioCleanse ® sterilization process differentiates our platform; proprietary, patented, FDA reviewed and noted in peer-reviewed journal

WHO WE ARE

Regeneration®

Technologies, Inc.

We are Biologics for Orthopedic Tissue Repair;

We are positioned in all major orthopedic markets

Oral/ Maxillofacial

Reconstructive/ Revision Surgery

RTI

Trauma

Spine

Sports Medicine

$1.5 Billion Orthobiologics Market

$25 Billion Orthopedic Device Industry

REVENUE CATEGORIES

(in thousands)

Regeneration®

Technologies, Inc.

Nine Months Ended September 30, 2007

Nine Months Ended September 30, 2006

% Inc/Dec

SPINE

SPORTS MEDICINE

BONE GRAFT SUBSTITUTES

GENERAL ORTHOPEDICS

$30,719 18,651 13,062 744

$26,950 10,348 10,088 726

14.0%

80.2% 29.5% 2.5%

TOTAL CORE BUSINESS CARDIOVASCULAR (exiting) OTHER

63,176 1,793 3,737

48,112 4,326 2,441

31.3% -58.6% 53.1%

TOTAL REVENUES

$68,706

$54,879

25.2%

WHO WE ARE

Regeneration®

Technologies, Inc.

Biologics Product Landscape – Industry Wide

RTI is present in 75% of the biologics market

Stem Cell, 1%

Platelet Concentration, 2%

Hyaluranic Injections, 22%

Bone Graft Substitutes: 56%

Sports Med

Cartilage/Ligament Repair: 2%

(excluding Autograft)

Machined/Tooled Spine: 17%

WHO WE ARE

Regeneration®

Technologies, Inc.

BioCleanse® differentiates our platform;

Proprietary, patented, FDA reviewed and noted in peer-reviewed journal

The New England Journal of Medicine—June 17, 2004

Maintain Clinical Utility of Implant

BIOCLEANSE®:

Scientifically Undisputed, Safe, Sterile, Clinically Effective

Over Half Million Sterilized Allografts Distributed; No Reported Disease

Third Party Validated, FDA Reviewed; Broad Industry Study by CDC

WHERE WE’RE GOING

Regeneration®

Technologies, Inc.

Positive changes to business model

NON EXCLUSIVE agreement with largest distributor (MDT), significantly changing distribution model – Sept. 2006 Development of sports medicine direct distribution model Expanded sources of human donated tissue for sports medicine implants:

Tutogen agreement – Nov. 2006

CryoLife agreement – Dec. 2006

Optimizing distribution by bringing on new partners with new products:

Spine distribution – Orthofix/Blackstone Medical – Dec. 2006 (first new spine partner in 9 years)

Spine distribution – Stryker – June 2007

Xeno distribution – Wright Medical – Feb. 2007

BGS distribution – Zimmer – May 2007

RECENT ACTIVITIES: SPINE

Regeneration®

Technologies, Inc.

Stryker Agreement – June 2007

Distribution and supply agreement to develop BioCleanse®-assembled cervical allografts with Stryker Corporation

Agreement is a base for a potentially more extensive relationship

Attractively positions RTI to utilize previously unused capacity.

We maintain our order filling for MDT with no disruptions

Stryker recently posting significant gains in spine; their fastest growth segment

We are serving the most competitive companies in the fast-paced spine industry

Our customers are rapidly increasing sales and market share

WHERE WE’RE GOING:

SPORTS MED

Regeneration®

TECHNOLOGIES, INC.

Sports Medicine; Positive trends; Significant growth opportunity

$ in millions

Q3:05 1st qtr of highe rev from direct selling

$8.00

$7.00

+90%

+80.5%

2005

2006

$6.00

2007

+69%

$5.00

+56%

BTS tissue recall; lower processing volumes

$4.00

$3.00

$2.00

$1.00

$0.00

Qtr 1

Qtr 2

Qtr 3

Qtr 4

? We have full control over sports medicine distribution

? Direct sales force and independent reps gaining traction

? Excellent position for continued growth over next several years

WHERE WE’RE GOING: SPORTS MED

Regeneration®

TECHNOLOGIES, INC.

Sports Medicine; We are addressing an unmet clinical need

Segment (in $ millions) 2006 2007E 2008E 2009E 2010E CAGR Autograft $460 $481 $503 $525 $549 5%

Allograft: $126 $139 $153 $168 $184 10%

Bone Tendon Bone (BTB) $65 $72 $79 $87 $96 10%

Soft Tissue implants $61 $67 $74 $81 $88 10% Total Tendons & Ligaments $586 $620 $656 $693 $733 6%

? Market is constrained by shortage of allograft BTB

? Surgeons use alternative tendons

? BTB tendons provide optimal outcomes over alternatives

WHERE WE’RE GOING: SPORTS MED

Regeneration®

TECHNOLOGIES, INC.

RTI Assembled BTB line can double the availability of BTB over time

RTI Assembled BTB technology maximizes donor yields

Higher revenue and margin per unit

Native BTB

Adjustable BTB —launch May 2006

BTB Select® — limited launch July 2007

WHERE WE’RE GOING: BGS

Regeneration®

TECHNOLOGIES, INC.

Bone Graft Substitutes; This is RTI turf; Take back share

$ in millions

Product

Market 2006

$205

Market 2007E

$221

In store for 2007

Introduce new 1- step paste to address demand; expand distribution

DBM

(RTI)

Synthetics

$127

$143

Surgeons continue to be mixed

BMP meeting price/use resistance; many surgeons moving back to more cost effective materials (DBM) in spine

Growth Factors

$731

$893

Largest distributor lost share due to focus on Growth Factor (BMP)

RTI confined to 2-step process; introducing new 1-step product; demand is high

We have the right products and a large user base

RECENT ACTIVITIES: BGS

Regeneration®

TECHNOLOGIES, INC.

Zimmer Agreement – May 2007

Exclusive 10-year distribution agreement; $5 million in exclusivity payments

New allograft bone paste; next generation, one-step delivery system

Flowable and moldable formulations derived solely from human tissue

Offers surgeons better performance and ease of use for a variety of applications

Initial shipments are expected in Q4

Agreement is a base with a potentially more extensive relationship focused more broadly in orthopedics

Zimmer is among many companies looking to increase orthobiologicals presence

RTI bone paste provides Zimmer with further access a well established market

Provides RTI with significant market share expansion potential

WHERE WE’RE GOING: XENOGRAFT

Regeneration®

TECHNOLOGIES, INC.

Xenograft; Facilitates steady growth in tissue market

$2.3 billion market for biologics

Biologics are preferred in the surgical community – patients are following; large ortho companies are positioning

Limited supply of donor tissue limits allograft’s market opportunity

Xenograft will contribute significantly to growth of tissue-based biologics segment

Metals & Synthetics, $648

Allograft, $855

$ in millions

Xenograft supply allows further penetration into autograft market

Autograft, $797

WHERE WE’RE GOING: XENOGRAFT

Regeneration®

TECHNOLOGIES, INC.

Be the leader in Xenograft; BioCleanse® adds clinical benefit

Image slices of a CT scan of one patient’s knee at seven month follow-up examination.

The femoral interference screw is visible in the right-hand image.

Research indicates the Sterling® Interference Screw combines the fixation strength of metal and bioabsorbable materials with the proven incorporation characteristics of bone materials.

WHERE WE’RE GOING: XENOGRAFT

Regeneration®

TECHNOLOGIES, INC.

Xenograft; Wright Medical validates xeno opportunity

Agreement to develop advanced xenograft implants for use in foot and ankle surgeries with Wright Medical –Feb. 12

New implants marketed by Wright under the CANCELLO-PURE™ brand

A multi-purpose wedge version of product shipped 2Q07; indication-specific product configurations scheduled for 2H07

Wright has allocated significant resources to foot/ankle segment with several recent acquisitions and distribution agreements, expanding sales force and product focus

INVESTMENT SUMMARY

Regeneration®

TECHNOLOGIES, INC.

Positive changes; Excellent outlook

New business model gives us opportunity to leverage our technology & grow our business – recent results illustrate execution

We are in the most dynamic segment of the $25 billion orthopedic device industry

Tissue repair/regeneration is main focus of surgeons, patients, corporations

Tissue industry driven by trusted clinical results and surgeon acceptance

Our developments in xenograft will facilitate further growth in tissue repair

RTI has best record for tissue safety—addresses donor and processing concerns

We expect continued accomplishments in FY:2007 and FY:2008:

Continued increases in revenue

Introduce new products

Continued increases in profitability

Increases in cash flow

POWERING FORWARD

Regeneration®

TECHNOLOGIES, INC.